UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-41647

OHMYHOME LIMITED

(Translation of registrant’s name into English)

11 Lorong 3 Toa Payoh

Block B, #04-16/21, Jackson Square

Singapore 319579

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Departure of Chief Financial Officer and Appointment of Finance Director

On August 15, 2023, Mr. Joshua Cui tendered his resignation as the Chief Financial Officer of Ohmyhome Limited (the “Company”) to the Board of Directors of the Company (the “Board”), effective on September 15, 2023. Mr. Joshua Cui’s resignation was for personal reasons and was not due to any disagreement with the Company. To fill the vacancy created by Mr. Joshua Cui’s resignation, on September 12, 2023, the Board appointed Ms. Chan Sze Ying (“Sze Ying”) to serve as the Company’s Finance Director, effective on the same date. The role of Finance Director is that of an employee, and Sze Ying is not a member of the Board.

Sze Ying, age 42, is an experienced finance executive whose background includes 16 years of financial and accounting experiences and a track record of driving results. She has strong leadership experiences in operational finance, strategy and corporate development in high-growth companies, managing revenues in excess of US$ 250 million. Prior to joining the Company, Sze Ying served as Senior Manager APAC FP&A at 10X Genomics, a US-listed company, developing Commercial and Finance teams, systems and processes in a startup to achieve exponential growth across APAC markets. Prior to joining 10X Genomics, Sze Ying held progressive leadership roles at Afton Chemical, EMC-Dell and Danaher.

Effective August 29, 2023, the Company and Sze Ying entered into an employment agreement (the “Employment Agreement”). Under the Employment Agreement, Sze Ying is entitled to an annual salary of S$240,000 (approximately $177,000) for her services as the Finance Director of the Company. She is also entitled to participate in the Company’s equity incentive plans and other benefits, each as determined by the Board from time to time. Her employment has an initial term until her earlier death, resignation or removal.

Sze Ying has no family relationships with any director or executive officer of the Company. There are no transactions between the Company and Sze Ying that will be required to be reported pursuant to Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2023	Ohmyhome Limited

	By:	/s/ Rhonda Wong
	Name:	Rhonda Wong
	Title:	Director and Chief Executive Officer